Exhibit 99.2

Vedanta Limited

CIN no. L13209MH1965PLC291394

Regd. Office: Vedanta Limited, 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East),

Mumbai–400093, Maharashtra

STATEMENT OF UNAUDITED CONSOLIDATED RESULTS FOR THE QUARTER AND HALF YEAR ENDED 30 SEPTEMBER 2021

(₹ in Crore, except as stated)

		Quarter ended			Half year ended		Year ended
S. No.	Particulars	30.09.2021 (Unaudited)	30.06.2021 (Unaudited)	30.09.2020* (Unaudited)	30.09.2021 (Unaudited)	30.09.2020* (Unaudited)	31.03.2021 (Audited)
1	Revenue from operations	30,048	28,105	20,804	58,153	36,491	86,863
2	Other operating income	353	307	303	660	589	1,158
3	Other income	673	739	651	1,412	1,676	3,421

	Total income	31,074	29,151	21,758	60,225	38,756	91,442

4	Expenses
a)	Cost of materials consumed	8,167	8,207	5,295	16,374	9,766	22,849
b)	Purchases of stock-in-trade	0	88	4	88	17	41
c)	Changes in inventories of finished goods, work-in-progress and stock-in-trade	(200)	(766)	192	(966)	456	792
d)	Power and fuel charges	4,412	3,918	4,004	8,330	6,503	13,674
e)	Employee benefits expense	694	683	596	1,377	1,255	2,861
f)	Finance costs	1,066	1,182	1,312	2,248	2,564	5,210
g)	Depreciation, depletion and amortization expense	2,118	2,124	1,938	4,242	3,671	7,638
h)	Other expenses (Refer note 3)	6,965	6,411	4,485	13,376	8,559	20,486

5	Total expenses	23,222	21,847	17,826	45,069	32,791	73,551

6	Profit before exceptional items and tax	7,852	7,304	3,932	15,156	5,965	17,891

7	Net exceptional (loss)/ gain (Refer note 2)	(46)	(134)	95	(180)	95	(678)

8	Profit before tax	7,806	7,170	4,027	14,976	6,060	17,213

9	Tax expense/ (benefit)
	On other than exceptional items
a)	Net current tax expense	1,390	1,413	589	2,803	886	2,066
b)	Net deferred tax expense (Refer note 7)	620	522	1,747	1,142	1,961	268
i)	Deferred tax on intra group profit distribution (including from accumulated profits)	—	—	1,187	—	1,283	869
ii)	Other deferred tax expense/ (benefit)	620	522	560	1,142	678	(601)
	On exceptional items
c)	Net tax (benefit)/ expense on exceptional items (Refer note 2)	(16)	(47)	33	(63)	33	(154)

	Net tax expense (a+b+c)	1,994	1,888	2,369	3,882	2,880	2,180

10	Profit after tax before share in profit/ (loss) of jointly controlled entities and associates	5,812	5,282	1,658	11,094	3,180	15,033

11	Add: Share in profit/ (loss) of jointly controlled entities and associates	0	1	0	1	0	(1)

12	Profit after share in profit/ (loss) of jointly controlled entities and associates (a)	5,812	5,283	1,658	11,095	3,180	15,032

*	Restated, refer Note 6

(₹ in Crore, except as stated)

		Quarter ended				Half year ended			Year ended
S. No.	Particulars	30.09.2021 (Unaudited)	30.06.2021 (Unaudited)		30.09.2020* (Unaudited)	30.09.2021 (Unaudited)		30.09.2020* (Unaudited)	31.03.2021 (Audited)
13	Other Comprehensive (Loss)/ Income
i.	(a) Items that will not be reclassified to profit or loss	15	32		34	47		44	62
	(b) Tax (expense)/ benefit on items that will not be reclassified to profit or loss	(2)	0		(6)	(2)		(2)	(11)
ii.	(a) Items that will be reclassified to profit or loss	(220)	371		(188)	151		(181)	187
	(b) Tax (expense)/ benefit on items that will be reclassified to profit or loss	(6)	15		(49)	9		(13)	(35)

	Total Other Comprehensive (Loss)/ Income (b)	(213)	418		(209)	205		(152)	203

14	Total Comprehensive Income (a + b)	5,599	5,701		1,449	11,300		3,028	15,235

15	Profit attributable to:
a)	Owners of Vedanta Limited	4,615	4,224		838	8,839		1,871	11,602
b)	Non-controlling interests	1,197	1,059		820	2,256		1,309	3,430

16	Other Comprehensive (Loss)/ Income attributable to:
a)	Owners of Vedanta Limited	(181)	393		(220)	212		(156)	110
b)	Non-controlling interests	(32)	25		11	(7)		4	93

17	Total Comprehensive Income attributable to:
a)	Owners of Vedanta Limited	4,434	4,617		618	9,051		1,715	11,712
b)	Non-controlling interests	1,165	1,084		831	2,249		1,313	3,523

18	Net Profit after taxes, non-controlling interests and share in profit/ (loss) of jointly controlled entities and associates but before exceptional items	4,644	4,280		806	8,924		1,839	12,151

19	Paid-up equity share capital (Face value of ₹ 1 each)	372	372		372	372		372	372
20	Reserves excluding revaluation reserves as per balance sheet								61,906
21	Earnings per share (₹) (**not annualised)
	-Basic	12.46 **	11.40	**	2.26 **	23.85	**	5.05 **	31.32
	-Diluted	12.38 **	11.31	**	2.25 **	23.70	**	5.02 **	31.13

*	Restated, refer Note 6

(₹ in Crore, except as stated)

		Quarter ended			Half year ended		Year ended
S. No.	Segment information	30.09.2021 (Unaudited)	30.06.2021 (Unaudited)	30.09.2020* (Unaudited)	30.09.2021 (Unaudited)	30.09.2020* (Unaudited)	31.03.2021 (Audited)
1	Segment Revenue
a)	Zinc, Lead and Silver
	(i) Zinc & Lead - India	4,914	5,217	4,249	10,131	7,456	17,550
	(ii) Silver - India	983	1,106	1,242	2,089	1,887	4,382

	Total	5,897	6,323	5,491	12,220	9,343	21,932
b)	Zinc - International	1,044	1,119	632	2,163	1,006	2,729
c)	Oil & Gas	2,892	2,485	1,666	5,377	3,055	7,531
d)	Aluminium	12,119	10,263	6,395	22,382	12,438	28,644
e)	Copper	3,560	3,499	2,904	7,059	4,281	10,890
f)	Iron Ore	1,492	1,576	878	3,068	1,517	4,528
g)	Power	1,276	1,225	1,860	2,501	2,878	5,375
h)	Others	1,832	1,641	1,011	3,473	2,040	5,377

	Total	30,112	28,131	20,837	58,243	36,558	87,006

Less:	Inter Segment Revenue	64	26	33	90	67	143

	Revenue from operations	30,048	28,105	20,804	58,153	36,491	86,863

2	Segment Results
	[Profit/ (Loss) before tax and interest]
a)	Zinc, Lead and Silver
	(i) Zinc & Lead - India	1,727	1,883	1,199	3,610	1,687	5,302
	(ii) Silver - India	878	995	1,080	1,873	1,612	3,851

	Total	2,605	2,878	2,279	5,483	3,299	9,153
b)	Zinc - International	188	271	160	459	184	491
c)	Oil & Gas	923	576	478	1,499	698	1,983
d)	Aluminium	4,142	3,235	1,208	7,377	2,056	5,898
e)	Copper	(88)	(157)	(63)	(245)	(178)	(392)
f)	Iron Ore	532	739	235	1,271	399	1,716
g)	Power	92	179	300	271	530	731
h)	Others	80	151	52	231	(9)	352

	Total	8,474	7,872	4,649	16,346	6,979	19,932

Less: Finance costs		1,066	1,182	1,312	2,248	2,564	5,210
Add: Other unallocable income net of expenses		444	614	595	1,058	1,550	3,169

	Profit before exceptional items and tax	7,852	7,304	3,932	15,156	5,965	17,891

Add: Net exceptional (loss)/ gain (Refer note 2)		(46)	(134)	95	(180)	95	(678)

	Profit before tax	7,806	7,170	4,027	14,976	6,060	17,213

3	Segment assets
a)	Zinc, Lead and Silver - India	21,481	21,001	21,468	21,481	21,468	21,302
b)	Zinc - International	6,429	6,495	5,289	6,429	5,289	6,065
c)	Oil & Gas	20,926	20,270	16,480	20,926	16,480	18,915
d)	Aluminium	57,499	56,358	54,123	57,499	54,123	54,764
e)	Copper	6,150	6,323	7,048	6,150	7,048	6,273
f)	Iron Ore	3,521	3,302	2,715	3,521	2,715	2,722
g)	Power	17,157	17,526	19,054	17,157	19,054	17,565
h)	Others	8,114	8,163	7,990	8,114	7,990	7,862
i)	Unallocated	46,489	47,215	48,116	46,489	48,116	50,229

	Total	187,766	186,653	182,283	187,766	182,283	185,697

*	Restated, refer Note 6

(₹ in Crore, except as stated)

		Quarter ended			Half year ended		Year ended
S. No.	Segment information	30.09.2021 (Unaudited)	30.06.2021 (Unaudited)	30.09.2020* (Unaudited)	30.09.2021 (Unaudited)	30.09.2020* (Unaudited)	31.03.2021 (Audited)
4	Segment liabilities
a)	Zinc, Lead and Silver - India	5,141	4,951	5,146	5,141	5,146	5,929
b)	Zinc - International	1,211	1,034	857	1,211	857	1,067
c)	Oil & Gas	13,800	12,551	9,987	13,800	9,987	11,178
d)	Aluminium	19,066	18,579	17,472	19,066	17,472	18,565
e)	Copper	4,265	4,103	4,556	4,265	4,556	4,388
f)	Iron Ore	1,912	1,463	1,176	1,912	1,176	1,319
g)	Power	1,976	1,889	2,061	1,976	2,061	2,123
h)	Others	1,896	1,985	1,489	1,896	1,489	2,126
i)	Unallocated	56,584	56,965	67,596	56,584	67,596	61,586

	Total	105,851	103,520	110,340	105,851	110,340	108,281

*	Restated, refer Note 6

The main business segments are:

(a) Zinc, Lead and Silver - India, which consists of mining of ore, manufacturing of zinc and lead ingots and silver, both from own mining and purchased concentrate;

(b) Zinc - International, which consists of exploration, mining, treatment and production of zinc, lead, copper and associated mineral concentrates for sale;

(c) Oil & Gas, which consists of exploration, development and production of oil and gas;

(d) Aluminium, which consist of mining of bauxite and manufacturing of alumina and various aluminium products;

(e) Copper, which consist of mining of copper concentrate, manufacturing of copper cathode, continuous cast copper rod, anode slime from purchased concentrate and manufacturing of precious metal from anode slime, sulphuric acid and phosphoric acid (Refer note 5);

(f) Iron ore, which consists of mining of ore and manufacturing of pig iron and metallurgical coke;

(g) Power, excluding captive power but including power facilities predominantly engaged in generation and sale of commercial power; and

(h) Other business segment comprises port/berth, glass substrate, steel and ferroy alloys. The assets and liabilities that cannot be allocated between the segments are shown as unallocated assets and liabilities, respectively.

Additional intra segment information of revenues and results for the Zinc, Lead and Silver segment have been provided to enhance understanding of segment business.

Consolidated Balance Sheet			(₹ in Crore)

Particulars		As at 30.09.2021 (Unaudited)	As at 31.03.2021 (Audited)
A	ASSETS
	Non-current assets
	(a) Property, plant and equipment	90,316	89,429
	(b) Capital work-in-progress	13,098	13,880
	(c) Intangible assets	976	1,041
	(d) Exploration intangible assets under development	2,697	2,434
	(e) Financial assets
	(i) Investments	180	156
	(ii) Trade receivables	3,280	3,158
	(iii) Loans	3,043	5,057
	(iv) Others	2,815	2,532
	(f) Deferred tax assets (net)	5,094	5,860
	(g) Income tax assets (net)	2,763	2,748
	(h) Other non-current assets	3,254	3,210

	Total non-current assets	127,516	129,505

	Current assets
	(a) Inventories	11,455	9,923
	(b) Financial assets
	(i) Investments	17,687	16,504
	(ii) Trade receivables	4,377	3,491
	(iii) Cash and cash equivalents	4,778	4,854
	(iv) Other bank balances	9,196	11,775
	(v) Loans	2,285	2,019
	(vi) Derivatives	104	70
	(vii) Others	5,828	4,245
	(c) Income tax assets (net)	23	7
	(d) Other current assets	4,517	3,304

	Total current assets	60,250	56,192

	Total Assets	187,766	185,697

B	EQUITY AND LIABILITIES
	Equity
	Equity share capital	372	372
	Other equity	64,231	61,906

	Equity attributable to owners of Vedanta Limited	64,603	62,278
	Non-controlling interests	17,312	15,138

	Total Equity	81,915	77,416

	Liabilities
	Non-current liabilities
	(a) Financial liabilities
	(i) Borrowings	37,284	37,962
	(ii) Lease liabilities	162	160
	(iii) Derivatives	57	76
	(iv) Other financial liabilities	1,298	1,285
	(b) Provisions	3,262	3,132
	(c) Deferred tax liabilities (net)	2,562	2,215
	(d) Other non-current liabilities	4,593	4,327

	Total non-current liabilities	49,218	49,157

	Current liabilities
	(a) Financial liabilities
	(i) Borrowings	13,757	19,066
	(ii) Lease liabilities	367	481
	(iii) Operational buyers’ credit / suppliers’ credit	8,603	7,983
	(iv) Trade payables	8,373	7,892
	(v) Derivatives	327	279
	(vi) Other financial liabilities	14,830	12,971
	(b) Provisions	380	353
	(c) Income tax liabilities (net)	1,194	277
	(d) Other current liabilities	8,802	9,822

	Total current liabilities	56,633	59,124

	Total Equity and Liabilities	187,766	185,697

Vedanta Limited

Consolidated statement of cash flows for the period ended 30 September 2021

		(₹ in Crore)

Particulars	Half year ended 30 September 2021 (Unaudited)	Half year ended 30 September 2020 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before taxation	14,976	6,060
Adjustments for:
Depreciation, depletion and amortisation	4,255	3,683
Capital work-in-progress written off/ impairment charge	46	—
Other exceptional items	134	(95)
Provision/ (reversal) for doubtful debts/ advance/ bad debts written off	51	(35)
Exploration costs written off	153	2
Fair value gain on financial assets held at fair value through profit or loss	(162)	(779)
Profit on sale/ discard of property, plant and equipment (net)	(85)	(13)
Foreign exchange loss/ (gain) (net)	126	(15)
Unwinding of discount on decommissioning liability	37	34
Share based payment expense	51	36
Interest and dividend Income	(1,021)	(747)
Interest expense	2,210	2,520
Deferred government grant	(122)	(111)

Changes in assets and liabilities
Increase in trade and other receivables	(3,951)	(1,183)
(Increase)/ decrease in inventories	(1,541)	1,186
Increase/ (decrease) in trade and other payable	2,090	(4,437)

Cash generated from operations	17,247	6,106
Income taxes paid (net of refund)	(1,884)	(1,050)

Net cash generated from operating activities	15,363	5,056

CASH FLOWS FROM INVESTING ACTIVITIES
Consideration paid for business acquisition (net of cash and cash equivalents acquired)	—	(45)
Purchases of property, plant and equipment (including intangibles)	(4,547)	(2,909)
Proceeds from sale of property, plant and equipment	172	37
Loans repaid by related parties	1,610	374
Loans given to related parties	—	(4,312)
Short-term deposits made	(8,792)	(12,726)
Proceeds from redemption of short-term deposits	11,478	9,518
Short term investments made	(42,741)	(46,254)
Proceeds from sale of short term investments	41,740	54,409
Interest received	1,379	1,606
Dividends received	1	2
Payment made to site restoration fund	(9)	(23)

Net cash generated/ (used) in investing activities	291	(323)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of short term borrowings (net)	(250)	(6,536)
Proceeds from current borrowings	3,649	5,708
Repayment of current borrowings	(3,706)	(2,282)
Proceeds from long-term borrowings	6,690	12,460
Repayment of long-term borrowings	(12,269)	(5,820)
Interest paid	(2,871)	(2,976)
Payment of dividends to equity holders of the Company	(6,874)	—
Payment of dividends to non-controlling interests	—	(2,446)
Payment of lease liabilities	(110)	(166)

Net cash used in financing activities	(15,741)	(2,058)

Effect of exchange rate changes on cash and cash equivalents	11	25

Net (decrease)/ increase in cash and cash equivalents	(76)	2,700

Cash and cash equivalents at the beginning of the period	4,854	5,117

Cash and cash equivalents at end of the period	4,778	7,817

Notes:

1.	The figures in parentheses indicate outflow.

2.	The above cash flow has been prepared under the “Indirect Method” as set out in Indian Accounting Standard (Ind AS) 7 - statement of cash flows

Notes:-

1	The above consolidated results of Vedanta Limited (“the Company”) and its subsidiaries (“the Group”), jointly controlled entities, and associates for the quarter and half year ended 30 September 2021 have been reviewed by the Audit and Risk Management Committee at its meeting held on 28 October 2021 and approved by the Board of Directors at its meeting held on 29 October 2021. The statutory auditors have carried out limited review of the same.

2	Net exceptional (loss)/ gain comprise the following:

						(₹ in Crore)

Particulars	Quarter ended			Half year ended		Year ended
	30.09.2021 (Unaudited)	30.06.2021 (Unaudited)	30.09.2020 (Unaudited)	30.09.2021 (Unaudited)	30.09.2020 (Unaudited)	31.03.2021 (Audited)
Capital work-in-progress written off in following segments:
- Aluminium	—	—	—	—	—	(181)
- Others	(46)	—	—	(46)	—	(63)
Provision on advances subject to litigation - primarily in Copper segment [a]	—	—	—	—	—	(213)
Transaction costs paid to the ultimate parent company on structured investment sold in previous year	—	—	—	—	—	(103)
Provision for settlement of dispute regarding environmental clearance - Others segment	—	—	—	—	—	(213)
Revision of Renewable Purchase Obligation pursuant to respective state electricity regulation commission notifications - Aluminium segment	—	—	95	—	95	95
One time settlement of entry tax under amnesty scheme - Zinc, Lead and Silver - India segment	—	(134)	—	(134)	—	—

Net exceptional (loss)/ gain	(46)	(134)	95	(180)	95	(678)
Current tax benefit on above	16	—	—	16	—
Net deferred tax benefit/ (expense) on above	—	47	(33)	47	(33)	154
Non-controlling interests on above	1	31	(30)	32	(30)	(25)

Net exceptional (loss)/ gain, net of tax and non-controlling interests	(29)	(56)	32	(85)	32	(549)

a)  Represents a provision of ₹ 213 Crore on advances given to Konkola Copper Mines plc (KCM), an overseas company, whose majority shares are ultimately held by Vedanta Resources Limited (“VRL”) and on which a liquidation suit has been filed. The outstanding balance as at 30 September 2021 from KCM net of provisions is ₹ 214 Crore (31 March 2021: ₹ 211 Crore).

3	Other expenses include cost of exploration wells written off amounting to ₹ 51 Crore, ₹ 96 Crore and ₹ 147 Crore for the quarter ended 30 September 2021, 30 June 2021 and half year ended 30 September 2021 respectively.

4	The Company operates an oil and gas production facility in Rajasthan under a Production Sharing Contract (“PSC”). The management is of the opinion that the Company is eligible for extension of the PSC for Rajasthan (“RJ”) block on same terms w.e.f. 15 May 2020, a matter which was being adjudicated at the Delhi High Court. The Division Bench of the Delhi High Court in March 2021 set aside the single judge order of May 2018 which allowed extension of PSC on same terms and conditions. The Company has appealed this order in the Supreme Court. In parallel, the Government of India (“GoI”), accorded its approval for extension of the PSC, under the Pre-NELP Extension policy as per notification dated 07 April 2017 (“Pre-NELP Policy”), for RJ block by a period of 10 years, w.e.f. 15 May 2020 vide its letter dated 26 October 2018, subject to fulfilment of certain conditions.

One of the conditions for extension relates to notification of certain audit exceptions raised for FY 16-17 as per PSC provisions and provides for payment of amounts, if such audit exceptions result into any creation of liability. In connection with the said audit exceptions, a demand of ₹ 2,702 Crore (US$ 364 million) has been raised by DGH on 12 May 2020, relating to the share of the Company and its subsidiary. This amount was subsequently revised to ₹ 3,402 Crore (US$ 458 million) till March 2018 vide DGH letter dated 24 December 2020. The Company has disputed the demand and the other audit exceptions, notified till date, as in the Company’s view the audit notings are not in accordance with the PSC and are entirely unsustainable. Further, as per PSC provisions, disputed notings do not prevail and accordingly do not result in creation of any liability. The Company believes it has reasonable grounds to defend itself which are supported by independent legal opinions. In accordance with PSC terms, the Company has also commenced arbitration proceedings. The arbitration tribunal stands constituted and Vedanta also filed its application for interim relief. The interim relief application was heard by the Tribunal on 15 December 2020 wherein it was directed that GOI should not take any coercive action to recover the disputed amount of audit exceptions which is presently in arbitration and that during the arbitration period, GOI should continue to extend the tenure of the Rajasthan Block PSC on terms of current extension. The GOI has challenged the said order before the Delhi High Court which is next listed for hearing on 17 and 18 November 2021. The GoI has also filed application before the Tribunal objecting to its jurisdiction to decide issues arising out of or relating to the PSC extension policy dated 07 April 2017, the Office Memorandum dated 01 February 2013, as amended and audit exceptions notified for FY 2016-18. This application has been dismissed by the Tribunal and all issues related to this matter will be heard together at the same time as the hearing on merits.

Further, on 23 September 2020, the GoI had filed an application for interim relief before Delhi High Court seeking payment of all disputed dues. This matter is also scheduled for hearing on 17 and 18 November 2021. Simultaneously, the Company is also pursuing with the GoI for executing the RJ PSC addendum at the earliest. In view of extenuating circumstances surrounding COVID-19 and pending signing of the PSC addendum for extension after complying with all stipulated conditions, the GoI has been granting permission to the Company to continue Petroleum operations in the RJ block. The latest permission is valid upto 31 October 2021 or signing of the PSC addendum, whichever is earlier. For reasons aforesaid, the Company is not expecting any material liability to devolve on account of these matters or any disruptions in its petroleum operations.

5

The Company’s application for renewal of Consent to Operate (“CTO”) for existing copper smelter at Tuticorin was rejected by the Tamil Nadu Pollution Control Board (“TNPCB”) in April 2018. Subsequently, the Government of Tamil Nadu issued directions to close and seal the existing copper smelter plant permanently. The Principal Bench of National Green Tribunal (“NGT”) ruled in favour of the Company but its order was set aside by the Supreme Court vide its judgment dated 18 February 2019, on the sole basis of maintainability. Vedanta Limited has filed a writ petition before the Madras High Court challenging various orders passed against the Company. On 18 August 2020, the Madras High Court dismissed the writ petitions filed by the Company, which has been challenged by the Company in the Supreme Court while also seeking interim relief to access the plant for care and maintenance. The Supreme Court Bench did not allow the interim relief. The matter shall now be heard on merits.

The Company was also in the process of expanding its capacities at an adjacent site (‘Expansion Project’). The High Court of Madras, in a Public Interest Litigation, held that the application for renewal of the Environmental Clearance (“EC”) for the Expansion Project shall be processed after a mandatory public hearing and in the interim, ordered the Company to cease construction and all other activities on the site with immediate effect. In the meanwhile, SIPCOT cancelled the land allotted for the Expansion Project, which was later stayed by the Madras High Court. Further, TNPCB issued an order directing the withdrawal of the Consent to Establish (“CTE”) which was valid till 31 March 2023. The Company has also appealed this action before the TNPCB Appellate Authority and the matter is pending for adjudication. As per the Company’s assessment, it is in compliance with the applicable regulations and hence it does not expect any material adjustments to these financial results as a consequence of the above actions.

6

During the previous year ended 31 March 2021, as part of its cash management activities, the overseas subsidiaries of the Company extended certain loans and guarantee facilities to Vedanta Resources Limited (“VRL”) and its subsidiaries (collectively “the VRL group”). Further, during the previous year, certain terms of the facilities were modified which resulted in substantial modification of the instruments. The guarantee was also extinguished. Consequently, the loans were fair valued and the difference in the fair value of the loan and its carrying value was debited to equity as a transaction with the shareholder. During the previous quarter ended 30 June 2021, the VRL group has repaid ₹ 1,610 Crore (US$ 217 million) of the aforesaid loans, along with interest thereon. In May 2021, the overseas subsidiaries of the Company, executed agreements with TSH to novate ₹ 2,194 Crore (US$ 300 million) due for repayment in June 2022 to another subsidiary of VRL, which is guaranteed by VRL. This transaction did not have any material impact on the financial results for the current period. As of 30 September 2021, loans having contractual value of ₹ 5,558 Crore (US$ 749 million) were outstanding from the VRL group. The comparative information for the quarter and half year ended 30 September 2020 reflects adjustments made by the Company in the results for the quarter ended 31 December 2020, whereby it had reduced the equity and carrying value of assets and increasing the liabilities by ₹ 337 Crore (US$ 46 million), ₹ 281 Crore (US$ 38 million) and ₹ 56 Crore (US$ 8 million) respectively and recorded net additional income of ₹ 14 Crore (US$ 2 million) for the quarter and half year ended 30 September 2020.

7	Income taxes

a)

In June 2018, the Company acquired majority stake in ESL Steel Limited (“ESL”), which has since been focusing on operational turnaround. Based on management’s estimate of future outlook, financial projections and requirements of Ind AS 12 – Income taxes, ESL recognized deferred tax assets of ₹ 3,184 Crore during the year ended 31 March 2021.

b)

Consequent to the declaration of dividend (including from accumulated profits) by the subsidiaries of the Company, the unabsorbed depreciation as per tax laws and MAT balances have been utilized by the Company leading to a deferred tax charge as disclosed in line 9(b)(i) of the above results.

8

On 23 September 2021, the Board of Directors approved the Company’s intention to delist its American Depositary Shares (“ADSs”) representing its equity shares from the New York Stock Exchange and to terminate its ADS program. The Company also intends to deregister such ADSs and the underlying equity shares from the U.S. Securities Exchange Act of 1934 upon satisfying the relevant criteria, which is expected to be satisfied in due course. This action has no impact on the current listing status or trading of the Company’s equity shares on the Indian stock exchanges.

9

The Group has considered the possible effects of COVID-19 including on the recoverability of property, plant and equipment, loans and receivables, etc in accordance with the applicable Ind AS. The Group has considered forecast consensus, industry reports, economic indicators and general business conditions to make an assessment of the implications of the pandemic. Based on the assessment, no adjustment is required to these financial results. The impact of the pandemic may be different from that as estimated as at the date of approval of these results and the management continues to closely monitor any material changes to future economic conditions.

10	Previous period/year figures have been re-grouped/ rearranged, wherever necessary.

By Order of the Board

Sunil Duggal
Dated : 29 October 2021 Place : New Delhi	Whole- Time Director and Chief Executive Officer

Vedanta Limited

CIN no. L13209MH1965PLC291394

Regd. Office: Vedanta Limited, 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East),

Mumbai–400093, Maharashtra

STATEMENT OF UNAUDITED STANDALONE RESULTS FOR THE QUARTER AND HALF YEAR ENDED 30 SEPTEMBER 2021

	(₹ in Crore, except as stated)

		Quarter ended			Half year ended		Year ended
S. No.	Particulars	30.09.2021 (Unaudited)	30.06.2021 (Unaudited)	30.09.2020 (Unaudited)	30.09.2021 (Unaudited)	30.09.2020 (Unaudited)	31.03.2021 (Audited)
1	Revenue from operations	14,975	12,883	8,521	27,858	15,210	37,120
2	Other operating income	148	75	85	223	178	320
3	Other income (Refer note 7)	690	1,399	115	2,089	4,841	10,948

	Total Income	15,813	14,357	8,721	30,170	20,229	48,388

4	Expenses
a)	Cost of materials consumed	5,228	4,950	3,278	10,178	6,009	13,990
b)	Purchases of stock-in-trade	3	162	4	165	80	204
c)	Changes in inventories of finished goods, work-in-progress and stock - in- trade	67	(546)	60	(479)	(140)	70
d)	Power and fuel charges	2,384	2,056	1,765	4,440	3,149	6,763
e)	Employee benefits expense	214	198	181	412	357	903
f)	Finance costs	716	722	824	1,438	1,624	3,193
g)	Depreciation, depletion and amortization expense	727	704	636	1,431	1,232	2,519
h)	Other expenses (Refer note 3)	2,537	2,370	1,401	4,907	2,812	6,850

	Total expenses	11,876	10,616	8,149	22,492	15,123	34,492

5	Profit before exceptional items and tax	3,937	3,741	572	7,678	5,106	13,896

6	Exceptional loss (Refer note 2)	—	—	—	—	—	(232)

7	Profit before tax	3,937	3,741	572	7,678	5,106	13,664

8	Tax expense/ (benefit) on other than exceptional items:
a)	Net current tax expense	687	661	—	1,348	—	104
b)	Net deferred tax (benefit)/ expense	(29)	(256)	194	(285)	1,764	3,138
	Tax benefit on exceptional items:
c)	Deferred tax benefit (Refer note 2)	—	—	—	—	—	(81)

	Net tax expense (a+b+c)	658	405	194	1,063	1,764	3,161

9	Net profit after tax (a)	3,279	3,336	378	6,615	3,342	10,503

10	Net profit after tax before exceptional items (net of tax)	3,279	3,336	378	6,615	3,342	10,654

11	Other Comprehensive Income/ (Loss)
a)	(i) Items that will not be reclassified to profit or loss	(9)	36	20	27	42	63
	(ii) Tax benefit/ (expense) on items that will not be reclassified to profit or loss	7	(1)	(1)	6	(1)	(3)
b)	(i) Items that will be reclassified to profit or loss	12	51	7	63	(47)	(91)
	(ii) Tax (expense)/ benefit on items that will be reclassified to profit or loss	(6)	11	(47)	5	(20)	(26)

	Total Other Comprehensive Income/ (Loss) (b)	4	97	(21)	101	(26)	(57)

12	Total Comprehensive Income (a+b)	3,283	3,433	357	6,716	3,316	10,446

13	Paid-up equity share capital (Face value of ₹ 1 each)	372	372	372	372	372	372
14	Reserves excluding revaluation reserves as per balance sheet						76,418
15	Earnings per share (₹) (*not annualised)
	- Basic and diluted	8.81 *	8.97 *	1.02 *	17.78 *	8.98 *	28.23

						(₹ in Crore)

		Quarter ended			Half year ended		Year ended

S. No.	Segment information	30.09.2021 (Unaudited)	30.06.2021 (Unaudited)	30.09.2020 (Unaudited)	30.09.2021 (Unaudited)	30.09.2020 (Unaudited)	31.03.2021 (Audited)
1	Segment revenue
a)	Oil & Gas	1,544	1,339	909	2,883	1,659	4,086
b)	Aluminium	9,139	7,617	4,464	16,756	8,741	20,162
c)	Copper	2,594	2,206	2,060	4,800	2,908	7,623
d)	Iron Ore	1,492	1,576	878	3,068	1,517	4,529
e)	Power	206	145	210	351	385	720
	Total	14,975	12,883	8,521	27,858	15,210	37,120

Less:	Inter segment revenue	—	—	—	—	—	—

	Revenue from operations	14,975	12,883	8,521	27,858	15,210	37,120

2	Segment Results
	[Profit/ (loss) before tax and interest]
a)	Oil & Gas	454	251	260	705	378	1,035
b)	Aluminium	3,190	2,393	900	5,583	1,411	4,138
c)	Copper	(66)	(133)	(41)	(199)	(139)	(308)
d)	Iron Ore	553	666	245	1,219	386	1,652
e)	Power	(26)	(38)	(8)	(64)	(21)	(172)

	Total	4,105	3,139	1,356	7,244	2,015	6,345

Less: Finance costs		716	722	824	1,438	1,624	3,193
Add: Other unallocable income net of expenses		548	1,324	40	1,872	4,715	10,744

	Profit before exceptional items and tax	3,937	3,741	572	7,678	5,106	13,896

Add: Exceptional loss (Refer note 2)		—	—	—	—	—	(232)

	Profit before tax	3,937	3,741	572	7,678	5,106	13,664

3	Segment assets
a)	Oil & Gas	14,095	14,119	11,719	14,095	11,719	13,161
b)	Aluminium	44,920	43,784	41,570	44,920	41,570	42,303
c)	Copper	5,401	5,394	5,725	5,401	5,725	5,289
d)	Iron Ore	3,016	2,889	2,534	3,016	2,534	2,548
e)	Power	3,200	3,228	3,414	3,200	3,414	3,161
f)	Unallocated	68,172	68,029	68,360	68,172	68,360	71,269

	Total	138,804	137,443	133,322	138,804	133,322	137,731

4	Segment liabilities
a)	Oil & Gas	8,904	8,194	7,429	8,904	7,429	7,403
b)	Aluminium	13,916	13,415	12,383	13,916	12,383	13,508
c)	Copper	4,037	3,698	3,914	4,037	3,914	3,895
d)	Iron Ore	2,503	2,235	2,205	2,503	2,205	2,301
e)	Power	206	165	257	206	257	210
f)	Unallocated	32,555	29,500	33,912	32,555	33,912	33,624

	Total	62,121	57,207	60,100	62,121	60,100	60,941

The main business segments are:

(a) Oil & Gas, which consists of exploration, development and production of oil and gas;

(b) Aluminium, which consists of manufacturing of alumina and various aluminium products;

(c) Copper, which consists of manufacturing of copper cathode, continuous cast copper rod, anode slime from purchased concentrate and manufacturing of sulphuric acid, phosphoric acid (Refer note 4);

(d) Iron ore, which consists of mining of ore and manufacturing of pig iron and metallurgical coke; and

(e) Power, excluding captive power but including power facilities predominantly engaged in generation and sale of commercial power.

The assets and liabilities that cannot be allocated between the segments are shown as unallocated assets and liabilities, respectively.

Balance Sheet			(₹ in Crore)

	Particulars	As at 30.09.2021 (Unaudited)	As at 31.03.2021 (Audited)
A	ASSETS
1	Non-current assets
	(a) Property, Plant and Equipment	38,751	38,222
	(b) Capital work-in-progress	8,683	9,096
	(c) Intangible assets	27	27
	(d) Exploration intangible assets under development	1,899	1,605
	(e) Financial assets
	(i) Investments	60,910	60,887
	(ii) Trade receivables	1,429	1,323
	(iii) Loans	167	180
	(iv) Others	1,532	1,258
	(f) Deferred tax assets (net)	628	333
	(g) Income tax assets (net)	1,798	1,787
	(h) Other non-current assets	2,394	2,371

	Total non-current assets	118,218	117,089

2	Current assets
	(a) Inventories	6,599	5,555
	(b) Financial assets
	(i) Investments	242	2,016
	(ii) Trade receivables	1,847	1,136
	(iii) Cash and cash equivalents	588	2,861
	(iv) Other bank balances	1,857	1,475
	(v) Loans	520	523
	(vi) Derivatives	97	66
	(vii) Others	5,818	5,071
	(c) Other current assets	3,018	1,939

	Total current assets	20,586	20,642

	Total assets	138,804	137,731

B	EQUITY AND LIABILITIES
1	Equity
	Equity Share Capital	372	372
	Other Equity	76,311	76,418

	Total Equity	76,683	76,790
	Liabilities
2	Non-current liabilities
	(a) Financial liabilities
	(i) Borrowings	22,609	20,913
	(ii) Lease liabilities	56	60
	(iii) Derivatives	26	50
	(iv) Other financial liabilities	191	190
	(b) Provisions	1,235	1,169
	(c) Other non-current liabilities	2,693	2,360

	Total Non-current liabilities	26,810	24,742

3	Current liabilities
	(a) Financial liabilities
	(i) Borrowings	7,853	11,253
	(ii) Lease liabilities	19	73
	(iii) Operational buyers’ credit / suppliers’ credit	7,039	6,029
	(iv) Trade payables
	(1) Total outstanding dues of micro, small and medium enterprises	210	209
	(2) Total outstanding dues of creditors other than micro, small and medium enterprises	4,168	3,594
	(v) Derivatives	219	139
	(vi) Other financial liabilities	9,868	9,169
	(b) Provisions	135	98
	(c) Income tax liabilities (net)	664	46
	(d) Other current liabilities	5,136	5,589

	Total current liabilities	35,311	36,199

	Total Equity and Liabilities	138,804	137,731

Statement of Cash Flows	(₹ in Crore)

	Half year ended
Particulars	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before tax	7,678	5,106
Adjustments for:
Depreciation, depletion and amortisation	1,445	1,244
Provision/ (reversal) for doubtful debts/ advance/ bad debts written off	34	(5)
Exploration costs written off	152	1
Fair value loss/ (gain) on financial assets held at fair value through profit or loss	10	(84)
(Profit)/ Loss on sale of property, plant and equipment (net)	(97)	20
Foreign exchange loss (net)	66	69
Unwinding of discount on decommissioning liability	12	12
Share based payment expense	32	22
Interest and dividend income	(1,931)	(4,699)
Interest expense	1,426	1,612
Deferred government grant	(39)	(37)
Changes in assets and liabilities
Increase in trade and other receivables	(2,729)	(84)
(Increase)/ Decrease in inventories	(1,041)	401
Increase/ (Decrease) in trade and other payable	2,129	(2,893)

Cash generated from operations	7,147	685
Income taxes paid (net of refund)	(756)	(277)

Net cash generated from operating activities	6,391	408

CASH FLOWS FROM INVESTING ACTIVITIES
Consideration paid for business acquisition	—	(59)
Purchases of property, plant and equipment (including intangibles)	(1,876)	(1,072)
Proceeds from sale of property, plant and equipment	156	5
Loans given to related parties	(65)	(445)
Loans repaid by related parties	83	1,490
Short-term deposits made	(982)	(608)
Proceeds from redemption of short-term deposits	929	943
Short term investments made	(9,809)	(10,596)
Proceeds from sale of short-term investments	11,593	12,725
Interest received	81	231
Dividends received	1,830	4,528
Payments made to site restoration fund	(6)	(17)

Net cash from investing activities	1,934	7,125

Statement of Cash Flows	(₹ in Crore)

	Half year ended
Particulars	(Unaudited)	(Unaudited)
CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of short-term borrowings (net)	(300)	(8,588)
Proceeds from current borrowings	1,845	3,597
Repayment of current borrowings	(1,265)	(2,181)
Proceeds from long-term borrowings	5,068	4,920
Repayment of long-term borrowings	(7,083)	(3,836)
Interest paid	(1,951)	(1,983)
Payment of dividends to equity holders of the Company	(6,855)	—
Payment of lease liabilities	(57)	(75)

Net cash used in financing activities	(10,598)	(8,146)

Net decrease in cash and cash equivalents	(2,273)	(613)

Cash and cash equivalents at the beginning of the period	2,861	1,846

Cash and cash equivalents at the end of the period	588	1,233

Notes:

1.	The figures in parentheses indicate outflow.

2.	The above cash flow has been prepared under the “Indirect Method” as set out in Indian Accounting Standard (Ind AS) 7 - statement of cash flows

Notes:-

1	The above results of Vedanta Limited (“the Company”), for the quarter and half year ended 30 September 2021 have been reviewed by the Audit and Risk Management Committee at its meeting held on 28 October 2021 and approved by the Board of Directors at its meeting held on 29 October 2021. The statutory auditors have carried out limited review of the same.

2	Exceptional loss comprise the following:

						(₹ in Crore)

Particulars	Quarter ended			Half year ended		Year ended
	30.09.2021 (Unaudited)	30.06.2021 (Unaudited)	30.09.2020 (Unaudited)	30.09.2021 (Unaudited)	30.09.2020 (Unaudited)	31.03.2021 (Audited)
Capital work-in-progress written off in Aluminium segment						(181)
Provision on advances subject to litigation in Copper segment[a]	—	—	—	—	—	(51)

Exceptional loss	—	—	—	—	—	(232)

Tax benefit on exceptional items	—	—	—	—	—	81

Exceptional loss (net of tax)	—	—	—	—	—	(151)

a)	Represents a provision of ₹ 51 Crore on advances given to Konkola Copper Mines plc (KCM), an overseas company, whose majority shares are ultimately held by Vedanta Resources Limited (“VRL”) and on which a liquidation suit has been filed. The outstanding balance as at 30 September 2021 from KCM net of provisions is ₹ 51 Crore (31 March 2021: ₹ 51 Crore).

3	Other expenses include cost of exploration wells written off amounting to ₹ 51 Crore, ₹ 96 Crore, ₹ 147 Crore for the quarter ended 30 September 2021, 30 June 2021 and the half year ended 30 September 2021 respectively.

4	The Company’s application for renewal of Consent to Operate (“CTO”) for existing copper smelter at Tuticorin was rejected by the Tamil Nadu Pollution Control Board (“TNPCB”) in April 2018. Subsequently, the Government of Tamil Nadu issued directions to close and seal the existing copper smelter plant permanently. The Principal Bench of National Green Tribunal (“NGT”) ruled in favour of the Company but its order was set aside by the Supreme Court vide its judgment dated 18 February 2019, on the sole basis of maintainability. Vedanta Limited has filed a writ petition before the Madras High Court challenging various orders passed against the Company. On 18 August 2020, the Madras High Court dismissed the writ petitions filed by the Company, which has been challenged by the Company in the Supreme Court while also seeking interim relief to access the plant for care and maintenance. The Supreme Court Bench did not allow the interim relief. The matter shall now be heard on merits.

The Company was also in the process of expanding its capacities at an adjacent site (‘Expansion Project’). The High Court of Madras, in a Public Interest Litigation, held that the application for renewal of the Environmental Clearance (“EC”) for the Expansion Project shall be processed after a mandatory public hearing and in the interim, ordered the Company to cease construction and all other activities on the site with immediate effect. In the meanwhile, SIPCOT cancelled the land allotted for the Expansion Project, which was later stayed by the Madras High Court. Further, TNPCB issued an order directing the withdrawal of the Consent to Establish (“CTE”) which was valid till 31 March 2023. The Company has also appealed this action before the TNPCB Appellate Authority and the matter is pending for adjudication. As per the Company’s assessment, it is in compliance with the applicable regulations and hence it does not expect any material adjustments to these financial results as a consequence of the above actions.

5	The Company operates an oil and gas production facility in Rajasthan under a Production Sharing Contract (“PSC”). The management is of the opinion that the Company is eligible for extension of the PSC for Rajasthan (“RJ”) block on same terms w.e.f. 15 May 2020, a matter which was being adjudicated at the Delhi High Court. The Division Bench of the Delhi High Court in March 2021 set aside the single judge order of May 2018 which allowed extension of PSC on same terms and conditions. The Company has appealed this order in the Supreme Court. In parallel, the Government of India (“GoI”), accorded its approval for extension of the PSC, under the Pre-NELP Extension policy as per notification dated 07 April 2017 (“Pre-NELP Policy”), for RJ block by a period of 10 years, w.e.f. 15 May 2020 vide its letter dated 26 October 2018, subject to fulfilment of certain conditions.

One of the conditions for extension relates to notification of certain audit exceptions raised for FY 16-17 as per PSC provisions and provides for payment of amounts, if such audit exceptions result into any creation of liability. In connection with the said audit exceptions, a demand of ₹ 2,702 Crore (US$ 364 million) has been raised by DGH on 12 May 2020, relating to the share of the Company and its subsidiary. This amount was subsequently revised to ₹ 3,402 Crore (US$ 458 million) till March 2018 vide DGH letter dated 24 December 2020. The Company has disputed the demand and the other audit exceptions, notified till date, as in the Company’s view the audit notings are not in accordance with the PSC and are entirely unsustainable. Further, as per PSC provisions, disputed notings do not prevail and accordingly do not result in creation of any liability. The Company believes it has reasonable grounds to defend itself which are supported by independent legal opinions. In accordance with PSC terms, the Company has also commenced arbitration proceedings. The arbitration tribunal stands constituted and Vedanta also filed its application for interim relief. The interim relief application was heard by the Tribunal on 15 December 2020 wherein it was directed that GOI should not take any coercive action to recover the disputed amount of audit exceptions which is presently in arbitration and that during the arbitration period, GOI should continue to extend the tenure of the Rajasthan Block PSC on terms of current extension. The GOI has challenged the said order before the Delhi High Court which is next listed for hearing on 17 and 18 November 2021. The GoI has also filed application before the Tribunal objecting to its jurisdiction to decide issues arising out of or relating to the PSC extension policy dated 07 April 2017, the Office Memorandum dated 01 February 2013, as amended and audit exceptions notified for FY 2016-18. This application has been dismissed by the Tribunal. All issues related to this matter will be heard together at the same time as the hearing on merits.

Further, on 23 September 2020, the GoI had filed an application for interim relief before Delhi High Court seeking payment of all disputed dues. This matter is also scheduled for hearing on 17 and 18 November 2021. Simultaneously, the Company is also pursuing with the GoI for executing the RJ PSC addendum at the earliest. In view of extenuating circumstances surrounding COVID-19 and pending signing of the PSC addendum for extension after complying with all stipulated conditions, the GoI has been granting permission to the Company to continue Petroleum operations in the RJ block. The latest permission is valid upto 31 October 2021 or signing of the PSC addendum, whichever is earlier. For reasons aforesaid, the Company is not expecting any material liability to devolve on account of these matters or any disruptions in its petroleum operations.

6	On 23 September 2021, the Board of Directors approved the Company’s intention to delist its American Depositary Shares (“ADSs”) representing its equity shares from the New York Stock Exchange and to terminate its ADS program. The Company also intends to deregister such ADSs and the underlying equity shares from the U.S. Securities Exchange Act of 1934 upon satisfying the relevant criteria, which is expected to be satisfied in due course. This action has no impact on the current listing status or trading of the Company’s equity shares on the Indian stock exchanges.

7	Other income includes dividend income from subsidiaries of ₹ 513 Crore, ₹ 1,316 Crore, ₹ NIL Crore, ₹ 1,829 Crore, ₹ 4,526 Crore and ₹ 10,369 Crore for the quarter ended 30 September 2021, 30 June 2021, 30 September 2020, half year ended 30 September 2021, 30 September 2020 and year ended 31 March 2021 respectively.

8	Additional disclosures as per Regulation 52(4) of the Securities and Exchange Board of India (Listing Obligations and Disclosures Requirement) Regulations, 2015:

		Quarter ended			Half year ended		Year ended
	Particulars	30.09.2021 (Unaudited)	30.06.2021 (Unaudited)	30.09.2020 (Unaudited)	30.09.2021 (Unaudited)	30.09.2020 (Unaudited)	31.03.2021 (Audited)
a)	Debt-Equity Ratio (in times)*	0.40	0.35	0.45	0.40	0.45	0.42
b)	Debt Service Coverage Ratio (in times) (annualised)	1.87	1.40	1.26	1.87	1.26	2.01
c)	Interest Service Coverage Ratio (in times)*	7.35	7.03	2.42	7.19	4.69	5.99
d)	Current Ratio (in times)*	0.58	0.60	0.41	0.58	0.41	0.57
e)	Long term debt to working capital Ratio (in times)*	* *	* *	* *	* *	* *	* *
f)	Bad debts to Account receivable Ratio (in times)*	0.00	0.00	0.00	0.00	0.00	0.00
g)	Current liability Ratio (in times)*	0.57	0.58	0.61	0.57	0.61	0.59
h)	Total debts to total assets Ratio (in times)*	0.22	0.20	0.25	0.22	0.25	0.23
i)	Debtors Turnover Ratio (in times)*	4.47	4.35	3.54	9.79	6.94	16.15
j)	Inventory Turnover Ratio (in times)*	1.57	1.51	1.18	3.20	2.22	5.10
k)	Operating-Profit Margin (%)*	27%	24%	16%	26%	13%	17%
l)	Net-Profit Margin (%)*	22%	26%	4%	24%	22%	29%
m)	Debenture Redemption Reserve (₹ in Crore)	—	117	557	—	557	557
n)	Net Worth (Total Equity) (₹ in Crore)	76,683	80,234	73,222	76,683	73,222	76,790

*	Not annualised, except for the year ended 31 March 2021

**	Net working capital is negative

Formulae for computation of ratios are as follows:

a)	Debt-Equity Ratio	Total Debt/ Total Equity
b)	Debt Service Coverage Ratio	Profit before interest, depreciation, tax and exceptional items/ (interest expense + repayments made during the period for long term loans)
c)	Interest Service Coverage Ratio	Profit before interest, depreciation, tax and exceptional items/ interest expense
d)	Current Ratio	Current Assets/ Current Liabilities
e)	Long term debt to working capital Ratio	Non-current borrowing (including current maturities of long term borrowing)/ Working capital (WC), where WC = Current Assets - Current Liabilities (excluding current maturities of long term borrowing)
f)	Bad debts to Account receivable Ratio	Bad Debts written off/ Average Trade Receivables
g)	Current liability Ratio	Total Current Liabilities/ Total Liabilities
h)	Total debts to total assets Ratio	Total Debt/ Total Assets
i)	Debtors Turnover Ratio	(Revenue from operations + Other operating income)/ Average Trade Receivables
j)	Inventory Turnover Ratio	(Revenue from operations + Other operating income) less Earnings before interest, tax and depreciation/ Average Inventory
k)	Operating-Profit Margin (%)	Earnings before interest and tax/ (Revenue from operations + Other operating income)
l)	Net-Profit Margin (%)	Net Profit after tax before exceptional items/ (Revenue from operations + Other operating income)

9	The Company has considered the possible effects of COVID-19 including on the recoverability of property, plant and equipment, loans and receivables, etc in accordance with the applicable Ind AS. The Company has considered forecast consensus, industry reports, economic indicators and general business conditions to make an assessment of the implications of the pandemic. Based on the assessment, no adjustment is required to these financial results. The impact of the pandemic may be different from that as estimated as at the date of approval of these results and the management continues to closely monitor any material changes to future economic conditions.
10	Previous period/ year figures have been re-grouped/rearranged, wherever necessary.

By Order of the Board

Place : New Delhi	Sunil Duggal
Date : 29 October 2021	Whole -Time Director and Chief Executive Officer